Exhibit 97

Research Frontiers Incorporated

Compensation Recovery (Clawback) Policy

1. Purpose

This Compensation Recovery (Clawback) Policy is adopted to comply with Rule 10D-1 of the Securities Exchange Act of 1934 and NASDAQ Listing Rule 5608. It provides for the recovery of certain incentive-based compensation in the event of a financial restatement.

2. Covered Persons

This policy applies to all current and former executive officers of Research Frontiers Incorporated, as defined under Rule 10D-1.

3. Recovery of Compensation

If Research Frontiers Incorporated is required to prepare an accounting restatement due to material noncompliance with financial reporting requirements, the Company shall recover any erroneously awarded incentive-based compensation received by a Covered Person during the three completed fiscal years preceding the restatement trigger date.

4. Incentive-Based Compensation

This includes any compensation granted, earned, or vested based wholly or in part on financial reporting measures.

5. No Fault Required

Recovery will be pursued regardless of whether the Covered Person was at fault or had knowledge of the error.

6. Administration and Disclosure

The Compensation Committee (or equivalent) shall administer this policy and determine the method of recovery. The Company will file this policy as an exhibit to its annual report and disclose actions taken under it as required by SEC rules.

7. No Indemnification

The Company shall not indemnify any Covered Person against the loss of compensation subject to recovery under this policy.

Effective Date: October 2, 2023